Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, Colorado 80112

January 26, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.

Registration Statement on Form S-1 (File No. 333-268311)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Viveve Medical, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-268311), together with all exhibits thereto, filed on November 10, 2022, as amended (the “Form S-1 Registration Statement”).

The Company is seeking withdrawal of the Form S-1 Registration Statement because the Company does not expect to proceed with an offering thereunder.

The Company confirms that the Form S-1 Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Form S-1 Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 Registration Statement be credited for future use.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733‑6150.

Sincerely,
Viveve Medical, Inc.

/s/ Scott Durbin
Scott Durbin
Chief Executive Officer

cc:	Jim Robbins, Viveve Medical, Inc.
Mitchell Bloom, Goodwin Procter LLP
Shoaib Ghias, Goodwin Procter LLP